UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month March 2018

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated March 20, 2018.	3
2.	Press Release, dated March 20, 2018.	4

Grifols, S.A. Avinguda de Ia General ita! 152-158 08174 Sant Cugat del Valles Barcelona-ESPANA Tel. [34]935 710 500 Fax [34]935 710 267 www grifols.com GRIFOLS Pursuant to the provisions of article 228 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols") hereby informs about the following RELEVANT EVENT Grifols has entered into an agreement with Aton GmbH for the purchase of 100% of the shares of German based pharmaceutical company Haema AG ("Haema"), in exchange of a purchase price of €220 million on a debt free basis. The closing of the transaction is subject to the fulfilment of certain conditions, among others, the authorization of the purchase by applicable antitrust authorities. With this acquisition, and subject to the conditions being fulfilled, Grifols will acquire the businesses currently held by Haema, collection of plasma for fractionation, which includes 35 collection centres spread throughout the territory of Germany, and three more under construction. Its headquarters are located in Leipzig with approximately 24,000m2 (which include administration, production, storage and power station buildings) and also has a central laboratory in Berlin. Haema employs about 1,100 people and collected almost 800,000 litres of plasma in the preceding financial year, coming from approximately 1 million donations. In Barcelona, on 20 March 2018 Nuria Martin Barnes Secretary to the Board of Directors

Grifols expands and diversifies its plasma collection network with the acquisition of 35 donation centers in Germany from Aton

•             Grifols reaches an agreement with Aton to acquire 100% share capital of the German firm Haema AG for EUR 220 million

•             Haema operates the largest private independent network of donation centers in Germany, with 35 centers in 9 states, and offers a range of transfusion medicine services

•             This acquisition aligns with Grifols’ strategic plan and allows it to strengthen its global leadership in plasma collection by enhancing and diversifying its network of plasma donation centers, its first outside the United States

•             Grifols leads the industry with 190 plasma donation centers in the U.S. and continues its investment plan to open new centers

•             The closing of the transaction is subject to the authorization by the German antitrust authorities

Barcelona (Spain), March 20, 2018.- Grifols (MCE: GRF, MCE: GRF.P, NASDAQ: GRFS) has reached an agreement to acquire 100% share capital of the German firm Haema for EUR 220 million, on a debt free basis. Founded in 1993, Haema owns and operates the largest private independent network of donation centers in Germany and the largest private transfusion service in the country. The acquisition agreement includes the businesses currently held by Haema; 35 donation centers in nine states, and three more under construction; a 24,000-square-meter building in Leipzig, where the company’s headquarters are located; and also a central laboratory in Berlin. Haema employs about 1,100 people.

Grifols has financed the transaction with its own resources, without issuing debt.

In alignment with Grifols’ strategic plan, this transaction will reinforce the company’s global leadership in plasma collection by expanding and diversifying its network of plasma donation centers. The Haema donation centers will represent Grifols’ first outside the United States.

This strategic transaction will also reinforce Grifols’ plan of opening new donation centers to guarantee access to its main raw material and enable it to meet the anticipated growing demand for plasma-derived medicines, together with the more than EUR 500 million allocated to the Bioscience Division’s 2016-2021 capital investment plans.

Grifols is currently the worldwide leader in plasma donation centers, with 190 centers in the United States, where it continues its investment plans to expand and improve its existing network.

All of Haema’s donation centers meet the strict criteria established by the competent health authorities and are licensed by the Paul-Ehrlich-Institute, the Federal Institute for Vaccines and Biomedicines under the authority of the German Federal Ministry of Health. In 2017, Haema collected around 800,000 litres of plasma coming from approximately 1 million donations.

The closing of the transaction is subject to the fulfilment of certain conditions by the companies and also to the authorization by the German antitrust authorities.

Osborne Clarke, S.L.P. acted as legal advisor for the transaction.

About Grifols

Grifols is a global healthcare company with more than 75 years of legacy dedicated to improving the health and well-being of people around the world. Grifols produces essential plasma-derived medicines for patients and provides hospitals and healthcare professionals with the tools, information and services they need to help them deliver expert medical care.

Grifols’ three main divisions -Bioscience, Diagnostic and Hospital- develop, produce and market innovative products and services that are available in more than 100 countries.

With a network of 190 plasma donation centers, Grifols is a leading producer of plasma-derived medicines used to treat rare, chronic and, at times, life-threatening conditions. As a recognized leader in transfusion medicine, Grifols offers a comprehensive portfolio of diagnostic products designed to support safety from donation through transfusion. The Hospital Division provides intravenous (IV) therapies, clinical nutrition products and hospital pharmacy systems, including systems that automate drug compounding and control drug inventory.

Grifols is headquartered in Barcelona, Spain and has 18,300 employees in 30 countries. In 2017, sales exceeded 4,300 million euros. Grifols demonstrates its strong commitment to advancing healthcare by allocating a significant portion of its annual income to research, development and innovation.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Grifols non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the US NASDAQ via ADRs (NASDAQ:GRFS).

For more information, visit www.grifols.com

About Haema

Established in 1993 and headquartered in Leipzig, Germany, Haema AG owns and operates the largest private independent network of donation centers in Germany, with 35 centers in nine states, including Bavaria, Berlin, Brandenburg, Mecklenburg and Western Pomerania, North-Rhine Westphalia, Saxony, Saxony-Anhalt, Schleswig-Holstein, and Thuringia. The company offers integral transfusion medicine services and operates the largest independent blood transfusion service in Germany.

Haema’s employee base currently includes 1,100 people.

Haema’s corporate philosophy is founded on a staunch commitment to quality and safety standards that go beyond mere compliance. As a healthcare company, Haema adheres to all of the requirements established by German health authorities. All of its donation centers operate in accordance with International Quality Plasma Program (IQPP) standards and undergo regular audits.

About Aton

ATON GmbH is a German private investment company which holds, as strategic investor, majority equity of companies in the fields of MedTech, MiningTech and Engineering.

Complete and detailed information on plasma, plasma donors and Grifols’ value chain management of plasma used to produce its plasma-derived medicines are outlined in the 2016 Corporate Responsibility Report, available for download at www.grifols.com

Investors’ contact:

Investor Relations Department

inversores@grifols.com - investors@grifols.com

Phone number: +34 93 571 02 21

Media contact:

Raquel Lumbreras	raquel_lumbreras@duomocomunicacion.com
Borja Gómez	borja_gomez@duomocomunicacion.com
Duomo Comunicación - Grifols Press Office
Phone number: +34 91 311 92 89 - +34 91 311 92 90

LEGAL DISCLAIMER

The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction. The information included in this document has not been verified nor reviewed by the external auditors of the Grifols group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  March 20, 2018